                                                                    Exhibit 99.7


                              [JAMES HARDIE LOGO]

                          James Hardie Industries N.V.

                                       and

                                  Subsidiaries

                                Financial Report

                                30 September 2002

                                      INDEX

                                                                                                              Page
                                                                                                              ----
Item 1. Financial Statements

        Consolidated Balance Sheets as of 30 September 2002 and 31 March 2002                                 1

        Consolidated Statements of Income for the Three and Six Months Ended                                  2
        30 September 2002 and 2001

        Consolidated Statements of Cash Flows for the Six Months Ended                                        4
        30 September 2002 and 2001

        Consolidated Statement of Changes in Shareholders' Equity for the Six Months                          6
        Ended 30 September 2002

        Notes to Consolidated Financial Statements                                                            7

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations                 15

Item 3. Quantitative and Qualitative Disclosures About Market Risk                                            25

ITEM 1.  FINANCIAL STATEMENTS

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                  (Millions of US Dollars)       (Millions of Australian Dollars)
                                                                -----------------------------    --------------------------------
                                                                  30 September     31 March       30 September         31 March
                                                                      2002           2002             2002               2002
                                                                ----------------  -----------    --------------      ------------
ASSETS                                                            (Unaudited)                      (Unaudited)       (Unaudited)
Current assets:
      Cash and cash equivalents                                          $321.8       $ 31.1         A$   591.0        A$    58.5
      Accounts and notes receivable, net of allowance for
       doubtful accounts of $0.9 million (A$1.7 million) and
       $0.7 million (A$1.3 million) as of 30 September and
       31 March 2002, respectively                                         86.6         80.3              159.1             151.0
      Inventories                                                          50.6         65.4               92.9             123.0
      Refundable income taxes                                                 -          9.9                  -              18.6
      Prepaid expenses and other current assets                             7.3          7.2               13.4              13.5
      Deferred tax assets                                                  22.5         22.6               41.3              42.5
      Net current assets - discontinued operations                            -         21.6                  -              40.6
                                                                ----------------  -----------    --------------      ------------
           Total current assets                                           488.8        238.1              897.7             447.7
Long-term receivables                                                       5.7          5.5               10.5              10.3
Investments                                                                 6.6          6.7               12.1              12.6
Property, plant and equipment, net                                        463.4        451.0              851.1             848.2
Intangible assets, net                                                      3.3          3.6                6.1               6.8
Prepaid pension cost                                                        9.3          8.9               17.1              16.7
Deferred tax assets                                                         2.1          5.5                3.9              10.3
Net non-current assets - discontinued operations                              -        194.2                  -             365.3
                                                                ----------------  -----------    --------------      ------------
           Total assets                                                 $ 979.2       $913.5         A$ 1,798.5        A$ 1,717.9
                                                                ================  ===========    ==============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued liabilities                           $ 74.3       $ 59.7         A$   136.5        A$   112.3
      Short-term debt                                                       6.1          4.9               11.2               9.2
      Dividends payable                                                    22.8            -               41.9                 -
      Accrued payroll and employee benefits                                21.1         25.7               38.8              48.3
      Accrued product warranties                                            9.4          8.7               17.3              16.4
      Income taxes payable                                                 36.0         18.2               66.1              34.2
      Other liabilities                                                     5.9          5.9               10.8              11.1
                                                                ----------------  -----------    --------------      ------------
           Total current liabilities                                      175.6        123.1              322.6             231.5
Long-term debt                                                            225.0        325.0              413.2             611.3
Deferred tax liabilities                                                   32.7         23.0               60.1              43.3
Liability to Medical Research and Compensation Foundation                  51.4         50.2               94.4              94.4
Other liabilities                                                          27.6         21.8               50.7              41.0
                                                                ----------------  -----------    --------------      ------------
           Total liabilities                                              512.3        543.1         A$   941.0        A$ 1,021.5
                                                                ----------------  -----------    --------------      ------------
Commitments and contingencies (Note 8)                                        -            -                  -                 -
Shareholders' equity:
      Common stock, Euro dollar 0.50 par value, 2.0 billion
        shares authorized; 456,516,345 shares and 455,438,519
        shares issued and outstanding at 30 September and 31
        March 2002, respectively                                          205.9        205.4
      Additional paid-in capital                                          328.9        326.1
      Accumulated deficit                                                 (17.1)       (94.8)
      Employee loans                                                       (4.7)        (4.8)
      Accumulated other comprehensive loss                                (46.1)       (61.5)
                                                                ----------------  -----------
           Total shareholders' equity                                     466.9        370.4
                                                                ----------------  -----------
           Total liabilities and shareholders' equity                   $ 979.2       $913.5
                                                                ================  ===========


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                (MILLIONS OF US DOLLARS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                                      Three Months                          Six Months
                                                                   Ended 30 September                   Ended 30 September
                                                               -------------------------           -------------------------
                                                                 2002             2001               2002             2001
                                                               --------         --------           --------         --------
Net sales                                                      $ 207.6          $ 155.5            $ 407.8          $ 304.1
Cost of goods sold                                              (131.2)           (99.7)            (260.3)          (202.5)
                                                               --------         --------           --------         --------
      Gross profit                                                76.4             55.8              147.5            101.6

Selling, general and administrative expenses                     (35.6)           (25.6)             (67.5)           (54.3)
Research and development expenses                                 (4.4)            (3.3)              (7.7)            (7.1)
Restructuring and other operating expenses                           -             (9.1)                 -            (11.1)
                                                               --------         --------           --------         --------
      Operating profit                                            36.4             17.8               72.3             29.1

Interest expense                                                  (3.8)            (4.9)              (7.8)           (10.8)
Interest income                                                    1.3              0.8                2.4              1.4
Other income (expense), net                                       (0.2)             0.5                0.1             (0.7)
                                                               --------         --------           --------         --------
      Income from continuing operations before
        income taxes                                              33.7             14.2               67.0             19.0

Income tax expense                                               (10.2)            (3.7)             (20.5)            (4.9)
                                                               --------         --------           --------         --------
      Income from continuing operations                           23.5             10.5               46.5             14.1
                                                               --------         --------           --------         --------

Discontinued operations:
      Income (loss) from discontinued
         operations, net of income tax
         benefit (expense) of ($0.5) million
         and $3.2 million for the three and
         six months ended 30 September 2001,
         respectively                                                -              0.2                  -             (4.6)

      Gain(loss) on disposal of discontinued
         operations, net of income tax
         benefit of $2.1 million and $0.1
         million for the three months ended
         30 September 2002 and 2001,
         respectively, and net of income tax
         expense of $28.0 million for the
         six months ended 30 September 2002                        1.1             (0.3)              54.0                -
                                                               --------         --------           --------         --------
      Income (loss) from discontinued
         operations                                                1.1             (0.1)              54.0             (4.6)
                                                               --------         --------           --------         --------
      Net income                                                $ 24.6           $ 10.4            $ 100.5           $  9.5
                                                               ========         ========           ========         ========

Income (loss) per share - basic:
      Income from continuing operations                         $ 0.05           $ 0.02            $  0.10           $ 0.03
      Income (loss) from discontinued
         operations                                                  -                -               0.12            (0.01)
                                                               --------         --------           --------         --------
      Net income per share - basic                              $ 0.05           $ 0.02            $  0.22           $ 0.02
                                                               ========         ========           ========         ========

Income (loss) per share - diluted:
      Income from continuing operations                         $ 0.05           $ 0.02            $  0.10           $ 0.03
      Income (loss) from discontinued
         operations                                                  -                -               0.12            (0.01)
                                                               --------         --------           --------         --------
      Net income per share - diluted                            $ 0.05           $ 0.02            $  0.22           $ 0.02
                                                               ========         ========           ========         ========

Weighted average common shares outstanding
   (in millions):
      Basic                                                      456.5            435.6              456.2            425.7
      Diluted                                                    459.1            435.9              458.6            426.0


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

             (MILLIONS OF AUSTRALIAN DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                       Three Months                         Six Months
                                                                    Ended 30 September                 Ended 30 September
                                                                --------------------------          --------------------------
                                                                  2002             2001               2002             2001
                                                                ---------        ---------          ---------        ---------
Net sales                                                       A$ 377.7         A$ 302.9           A$ 742.0         A$ 592.3
Cost of goods sold                                                (238.7)          (194.2)            (473.6)          (394.4)
                                                                ---------        ---------          ---------        ---------
      Gross profit                                                 139.0            108.7              268.4            197.9

Selling, general and administrative expenses                       (64.8)           (49.9)            (122.8)          (105.8)
Research and development expenses                                   (8.0)            (6.4)             (14.0)           (13.8)
Restructuring and other operating expenses                             -            (17.7)                 -            (21.6)
                                                                ---------        ---------          ---------        ---------
      Operating profit                                              66.2             34.7              131.6             56.7

Interest expense                                                    (6.9)            (9.5)             (14.2)           (21.0)
Interest income                                                      2.4              1.6                4.4              2.7
Other income (expense), net                                         (0.4)             1.0                0.2             (1.4)
                                                                ---------        ---------          ---------        ---------
      Income from continuing operations before
          income taxes                                              61.3             27.8              122.0             37.0

Income tax expense                                                 (18.6)            (7.2)             (37.3)            (9.5)
                                                                ---------        ---------          ---------        ---------
      Income from continuing operations                             42.7             20.6               84.7             27.5
                                                                ---------        ---------          ---------        ---------

Discontinued operations:
      Income (loss) from discontinued operations, net
          of income tax benefit (expense) of (A$1.0)
          million and A$6.2 million for the three and
          six months ended 30 September 2001,
          respectively                                                 -              0.3                  -             (9.0)

      Gain(loss) on disposal of discontinued
          operations, net of income tax benefit of
          A$3.8 million and A$0.2 million for the
          three months ended 30 September 2002 and
          2001, respectively, and net of income tax
          expense of A$50.9 million for the six
          months ended 30 September 2002                             2.0             (0.6)              98.3                -
                                                                ---------        ---------          ---------        ---------
      Income (loss) from discontinued operations                     2.0             (0.3)              98.3             (9.0)
                                                                ---------        ---------          ---------        ---------
      Net income                                                 A$ 44.7          A$ 20.3           A$ 183.0          A$ 18.5
                                                                =========        =========          =========        =========

Income (loss) per share - basic:

      Income from continuing operations                          A$ 0.10          A$ 0.05            A$ 0.19          A$ 0.06
      Income (loss) from discontinued operations                       -                -               0.21            (0.02)
                                                                ---------        ---------          ---------        ---------
      Net income per share - basic                               A$ 0.10          A$ 0.05            A$ 0.40          A$ 0.04
                                                                =========        =========          =========        =========

Income (loss) per share - diluted:

      Income from continuing operations                          A$ 0.10          A$ 0.05            A$ 0.19          A$ 0.06
      Income (loss) from discontinued operations                       -                -               0.21            (0.02)
                                                                ---------        ---------          ---------        ---------
      Net income per share - diluted                             A$ 0.10          A$ 0.05            A$ 0.40          A$ 0.04
                                                                =========        =========          =========        =========

Weighted average common shares outstanding
      (in millions):
      Basic                                                        456.5            435.6              456.2            425.7
      Diluted                                                      459.1            435.9              458.6            426.0


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                 JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (MILLIONS OF US DOLLARS)
                                   (UNAUDITED)

                                                                                                          Six Months
                                                                                                      Ended 30 September
                                                                                                   -------------------------
                                                                                                     2002              2001
                                                                                                   --------           ------
Cash flows from operating activities:
Net income                                                                                         $ 100.5            $ 9.5
Adjustments to reconcile net income to net cash provided by operating activities:
      Gain on disposal of subsidiaries and businesses                                                (50.8)               -
      Depreciation and amortisation                                                                   14.5             20.2
      Deferred income taxes                                                                           (8.0)             1.0
      Prepaid pension cost                                                                            (0.2)             0.4
      Tax benefit from stock options exercised                                                         0.6                -
      Other                                                                                            0.5              1.7
Changes in operating assets and liabilities:

      Accounts receivable, prepaids and other current assets                                         (12.4)           (18.4)
      Inventories                                                                                     13.4              4.7
      Accounts payable, accrued liabilities and other liabilities                                     14.5             (2.8)
                                                                                                   --------           ------
           Net cash provided by operating activities                                                  72.6             16.3
                                                                                                   --------           ------
Cash flows from investing activities:

      Purchases of property, plant and equipment                                                     (24.0)           (40.1)
      Proceeds from sale of property, plant and equipment                                                -              0.2
      Proceeds from disposal of subsidiaries and businesses, net                                     334.4                -
      Proceeds from sale and maturity of investments                                                   0.1              3.3
      Loans repaid by other entities                                                                   0.1              3.3
                                                                                                   --------           ------
           Net cash provided by (used in) investing activities                                       310.6            (33.3)
                                                                                                   --------           ------
Cash flows from financing activities:

      Proceeds from borrowings                                                                         4.4             27.2
      Repayments of borrowings                                                                      (100.0)           (79.6)
      Proceeds from issuance of shares                                                                 2.2            101.3
      Dividends paid                                                                                     -            (20.2)
                                                                                                   --------           ------
           Net cash provided by (used in) financing activities                                       (93.4)            28.7
                                                                                                   --------           ------
Effects of exchange rate changes on cash                                                               0.9             (0.4)
                                                                                                   --------           ------
Net increase in cash and cash equivalents                                                            290.7             11.3
Cash and cash equivalents at beginning of period                                                      31.1             75.1
                                                                                                   --------           ------
Cash and cash equivalents at end of period                                                           321.8             86.4
                                                                                                   ========           ======
Components of cash and cash equivalents:

      Cash at bank and on hand                                                                        17.0              5.6
      Deposits                                                                                       304.8             80.8
                                                                                                   --------           ------
Cash and cash equivalents at end of period                                                         $ 321.8           $ 86.4
                                                                                                   ========           ======


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                 JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (MILLIONS OF AUSTRALIAN DOLLARS)
                                   (UNAUDITED)

                                                                                              Six Months
                                                                                          Ended 30 September
                                                                                       -----------------------
                                                                                         2002           2001
                                                                                       --------       --------
Cash flows from operating activities:
Net income                                                                             A$ 183.0        A$ 18.5
Adjustments to reconcile net income to net cash provided by operating activities:
      Gain on disposal of subsidiaries and businesses                                     (92.4)            --
      Depreciation and amortisation                                                        26.4           39.3
      Deferred income taxes                                                               (14.6)           1.9
      Prepaid pension cost                                                                 (0.4)           0.8
      Tax benefit from stock options exercised                                              1.1             --
      Other                                                                                 0.9            3.3
Changes in operating assets and liabilities:
      Accounts receivable, prepaids and other current assets                              (22.6)         (35.8)
      Inventories                                                                          24.4            9.2
      Accounts payable, accrued liabilities and other liabilities                          26.4           (5.5)
                                                                                       --------       --------
           Net cash provided by operating activities                                      132.2           31.7
                                                                                       --------       --------
Cash flows from investing activities:
      Purchases of property, plant and equipment                                          (43.7)         (78.1)
      Proceeds from sale of property, plant and equipment                                    --            0.4
      Proceeds from disposal of subsidiaries and businesses, net                          608.5             --
      Proceeds from sale and maturity of investments                                        0.2            6.4
      Loans repaid by other entities                                                        0.2            6.4
                                                                                       --------       --------
           Net cash provided by (used in) investing activities                            565.2          (64.9)
                                                                                       --------       --------
Cash flows from financing activities:
      Proceeds from borrowings                                                              8.0           53.0
      Repayments of borrowings                                                           (182.0)        (155.0)
      Proceeds from issuance of shares                                                      4.0          197.3
      Dividends paid                                                                         --          (39.3)
                                                                                       --------       --------
           Net cash provided by (used in) financing activities                           (170.0)          56.0
                                                                                       --------       --------
Effects of exchange rate changes on cash                                                    5.1            0.3
Net increase in cash and cash equivalents                                                 532.5           23.1
Cash and cash equivalents at beginning of period                                           58.5          153.3
                                                                                       --------       --------
Cash and cash equivalents at end of period                                                591.0          176.4
                                                                                       ========       ========
Components of cash and cash equivalents:
      Cash at bank and on hand                                                             31.2           11.4
      Deposits                                                                            559.8          165.0
                                                                                       --------       --------
Cash and cash equivalents at end of period                                             A$ 591.0       A$ 176.4
                                                                                       ========       ========


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            (MILLIONS OF US DOLLARS)

                                                                                               Accumulated
                                                                                                  Other
                                                        Additional                            Comprehensive
                                               Common    Paid-in     Accumulated    Employee     Income
                                               Stock     Capital       Deficit       Loans       (Loss)        Total
                                               -----     -------       -------       -----       ------        -----
Balances as of 31 March 2002                   $205.4    $326.1        $(94.8)      $ (4.8)      $(61.5)      $370.4
Comprehensive income (loss):
Net income                                         --        --         100.5           --           --        100.5
  Other comprehensive income:
    Amortisation of unrealised transition
        loss on derivative instruments             --        --            --           --          0.6          0.6
    Foreign currency translation gain              --        --            --           --         14.7         14.7
    Unrealised gain on available-for-sale
       securities                                  --        --            --           --          0.1          0.1
                                               ------    ------        ------       ------       ------       ------
    Other comprehensive income                     --        --            --           --         15.4         15.4
                                                                                                              ------
    Total comprehensive income                                                                                 115.9
Dividends declared                                 --        --         (22.8)          --           --        (22.8)
Stock compensation                                 --       1.1            --           --           --          1.1
Employee loans repaid                              --        --            --          0.1           --          0.1
Stock options exercised                           0.5       1.7            --           --           --          2.2
                                               ------    ------        ------       ------       ------       ------
Balances as of 30 September 2002               $205.9    $328.9        $(17.1)      $ (4.7)      $(46.1)      $466.9
                                               ======    ======        ======       ======       ======       ======


   The accompanying notes are an integral part of these interim consolidated condensed financial statements.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

BASIS OF PRESENTATION

The consolidated financial statements represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie," unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 30 September and 31 March 2002 and the results of operations for the three and six months ended 30 September 2002 and 2001, and cash flows for the six months ended 30 September 2002 and 2001. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2002. The results of operations for the six months ended 30 September 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2003.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

                                                         30 September             31 March
                                                    ---------------------         --------
                                                     2002           2001            2002
                                                     ----           ----            ----
      Assets and liabilities                        1.8359           n/a           1.8808
      Income statement                              1.8196         1.9476            n/a
      Cash flows - beginning cash                   1.8808         2.0408            n/a
      Cash flows - ending cash                      1.8359         2.0416            n/a
      Cash flows - current period movements         1.8196         1.9476            n/a

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform with the current year presentation.

EARNINGS PER SHARE

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows (in millions):

                                                     Three Months             Six Months
                                                  Ended 30 September      Ended 30 September
                                                  ------------------      ------------------
                                                   2002        2001        2002        2001
                                                  ------      ------      ------      ------
           Basic common shares outstanding         456.5       435.6       456.2       425.7
           Dilutive effect of stock options          2.6         0.3         2.4         0.3
                                                  ------      ------      ------      ------
           Diluted common shares outstanding       459.1       435.9       458.6       426.0
                                                  ======      ======      ======      ======

Potential common shares of 2.0 million for the six months ended 30 September 2002 have been excluded from the calculation of diluted shares outstanding because the effect of their inclusion would be antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The adoption of this standard had no material impact on the Company's consolidated financial statements. The Company's selling, general and administrative expenses were reduced by approximately $0.1 million for the six months ended 30 September 2002 due to the discontinuance of goodwill amortization as required by SFAS No. 142.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based upon the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realisable value or include amounts for operating losses that have not yet occurred. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of this standard had no material impact on the Company's consolidated financial statements.

Extinguishments of Debt

In May 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections." Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. The Company does not believe that the adoption of this statement will have a material impact on the consolidated financial statements.

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." It requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The Company does not expect that adoption of this standard will have a material effect on the Company's consolidated results of operations or financial position.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.    INVENTORIES

Inventories consist of the following components (in millions of US dollars):

                                                         30 September   31 March
                                                             2002         2002
                                                           -------      --------
           Raw materials and supplies                      $  17.7      $  22.1
           Work-in-process                                     4.2          4.1
           Finished goods                                     28.7         39.2
           Contracts-in-progress less advance billings          --           --
                                                           -------      -------
                     Total inventories                     $  50.6      $  65.4
                                                           =======      =======

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.6 million and $2.9 million as of 30 September and 31 March 2002, respectively.

4.    RESTRUCTURING AND OTHER OPERATING EXPENSES AND OTHER INCOME (EXPENSE), NET

Restructuring and other operating expenses consist of the following amounts (in millions of US dollars):

                                                             Three Months               Six Months
                                                          Ended 30 September        Ended 30 September
                                                         --------------------      --------------------
                                                           2002         2001         2002         2001
                                                         -------      -------      -------      -------
      Decrease in fair value of derivative contract      $    --      $   4.4      $    --      $   6.4
      Corporate reorganisation expenses                       --          4.7           --          4.7
                                                         -------      -------      -------      -------
                                                         $    --      $   9.1      $    --      $  11.1
                                                         =======      =======      =======      =======

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities, from 1 April 2002 to 30 September 2002 (in millions of US dollars):

                                                                       30 September
                                  1 April 2002                            2002
           Type of Cost              Balance    Additions  Deductions    Balance
           ------------              -------    ---------  ----------    -------
           Employee terminations      $0.9        $ --       $(0.1)       $0.8
           Surplus lease space         2.1         0.1        (0.6)        1.6
                                      ----        ----       -----        ----
               Total                  $3.0        $0.1       $(0.7)       $2.4
                                      ====        ====       =====        ====

Additions reflect foreign currency movements and deductions reflect cash payments.

Other income (expense), net consists of investment income (expense), net of ($0.2) million and $0.5 million for the three months ended 30 September 2002 and 2001, respectively, and $0.1 million and ($0.7) million for the six months ended 30 September 2002 and 2001, respectively.

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.    DISCONTINUED OPERATIONS

GYPSUM

On 13 March 2002, the Company announced that it had signed an agreement to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $28.4 million. In the second quarter of fiscal year 2003, the initial estimated tax expense of $30.1 million was reduced by $1.7 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

WINDOWS

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment. During the second quarter of fiscal year 2002, the total estimated operating losses net of tax from 15 August 2000 to the final disposal date were increased by $0.3 million.

BUILDING SERVICES

In the second quarter of fiscal year 2003, the Company recorded a loss of $0.6 million, net of an income tax benefit of $0.4 million relating to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of $0.5 million and a $0.5 million write down of an outstanding receivable that was retained as part of the sale.

The following are the results of operations of discontinued businesses (in millions of US dollars):

                                                            Three Months                Six Months
                                                         Ended 30 September         Ended 30 September
                                                        ---------------------      ---------------------
                                                          2002         2001          2002         2001
                                                        -------      -------       -------      -------
      Gypsum
        Net sales                                       $    --      $  63.9       $    --      $ 118.6

        Income (loss) before income taxes                    --          0.6            --         (7.9)
        Income tax benefit (expense)                         --         (0.4)           --          3.3
                                                        -------      -------       -------      -------
        Net income (loss)                                    --          0.2            --         (4.6)
                                                        -------      -------       -------      -------
      Gain (loss) on disposal, net of income taxes          1.1         (0.3)         54.0           --
                                                        -------      -------       -------      -------
      Income (loss) from discontinued operations        $   1.1      $  (0.1)      $  54.0      $  (4.6)
                                                        =======      =======       =======      =======

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.    OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centre in Sydney, Australia. Other Fibre Cement includes the manufacture and sale of fibre cement products in Chile and the manufacture and sale of fibre reinforced cement pipes in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

OPERATING SEGMENTS

The following are the Company's operating segments and geographical information (in millions of US dollars):

                                                     Net Sales to Customers    Net Sales to Customers
                                                          Three Months               Six Months
                                                       Ended 30 September        Ended 30 September
                                                      --------------------      --------------------
                                                        2002         2001         2002         2001
                                                      -------      -------      -------      -------
USA Fibre Cement                                      $ 154.7      $ 114.1      $ 307.2      $ 225.3
Asia Pacific Fibre Cement                                50.4         40.2         96.7         76.8
Other Fibre Cement                                        2.5          0.9          3.9          1.5
                                                      -------      -------      -------      -------
      Segments total                                    207.6        155.2        407.8        303.6
General Corporate                                          --          0.3           --          0.5
                                                      -------      -------      -------      -------
      Worldwide total from continuing operations      $ 207.6      $ 155.5      $ 407.8      $ 304.1
                                                      =======      =======      =======      =======

                                                       Income (Loss) from           Income (Loss) from
                                                      Continuing Operations        Continuing Operations
                                                       Before Income Taxes          Before Income Taxes
                                                           Three Months                  Six Months
                                                        Ended 30 September           Ended 30 September
                                                      ----------------------       ---------------------
                                                        2002          2001          2002          2001
                                                      -------       -------       -------       -------
USA Fibre Cement                                      $  40.7       $  28.2       $  79.5       $  52.4
Asia Pacific Fibre Cement                                 8.9           6.7          17.2          10.0
Research and Development                                 (2.9)         (2.0)         (5.4)         (4.6)
Other Fibre Cement                                       (2.1)         (1.9)         (4.3)         (4.4)
                                                      -------       -------       -------       -------
      Segments total                                     44.6          31.0          87.0          53.4
General Corporate                                        (8.2)        (13.2)        (14.7)        (24.3)
                                                      -------       -------       -------       -------
Total operating profit                                   36.4          17.8          72.3          29.1
Net interest expense                                     (2.5)         (4.1)         (5.4)         (9.4)
Other income (expense), net                              (0.2)          0.5           0.1          (0.7)
                                                      -------       -------       -------       -------
      Worldwide total from continuing operations      $  33.7       $  14.2       $  67.0       $  19.0
                                                      =======       =======       =======       =======


                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                        Total Identifiable Assets
                                                        30 September     31 March
                                                            2002           2002
                                                          -------        -------
USA Fibre Cement                                          $ 419.6        $ 420.3
Asia Pacific Fibre Cement                                   151.7          147.6
Other Fibre Cement                                           45.4           45.5
                                                          -------        -------
      Segments total                                        616.7          613.4
General Corporate                                           362.5           84.3
Discontinued operations                                        --          215.8
                                                          -------        -------
      Worldwide total                                     $ 979.2        $ 913.5
                                                          =======        =======


GEOGRAPHIC AREAS                                     Net Sales to Customers    Net Sales to Customers
                                                          Three Months               Six Months
                                                       Ended 30 September        Ended 30 September
                                                      --------------------      ---------------------
                                                        2002         2001         2002         2001
                                                      -------      -------      -------      -------
United States                                         $ 156.2      $ 114.7      $ 309.4      $ 226.3
Australia                                                32.8         25.5         61.5         48.8
New Zealand                                              13.4          9.6         26.3         18.7
Other Countries                                           5.2          5.4         10.6          9.8
                                                      -------      -------      -------      -------
      Segments total                                    207.6        155.2        407.8        303.6
General Corporate                                          --          0.3           --          0.5
                                                      -------      -------      -------      -------
      Worldwide total from continuing operations      $ 207.6      $ 155.5      $ 407.8      $ 304.1
                                                      =======      =======      =======      =======

                                                        Total Identifiable Assets
                                                        30 September     31 March
                                                            2002           2002
                                                          -------        -------
United States                                             $ 455.3        $ 456.0
Australia                                                    83.5           80.6
New Zealand                                                  27.6           24.7
Other Countries                                              50.3           52.1
                                                          -------        -------
      Segments total                                        616.7          613.4
General Corporate                                           362.5           84.3
Discontinued operations                                        --          215.8
                                                          -------        -------
      Worldwide total                                     $ 979.2        $ 913.5
                                                          =======        =======

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.    COMPREHENSIVE INCOME (LOSS)

The following are the components of total accumulated other comprehensive income
(loss), net of related tax, which is displayed in the balance sheet (in millions of US dollars):

                                                                            30 September    31 March
                                                                                2002          2002
                                                                              -------       -------
      Net unrealised gain on available-for-sale securities                    $   0.2       $   0.1
      Unrealised transition loss on derivative instruments classified as
        cash flow hedges                                                         (4.9)         (4.9)
      Accumulated amortisation of unrealised transition loss on
        derivative instruments                                                    1.7           1.1
      Foreign currency losses on translation of foreign subsidiaries            (43.1)        (57.8)
                                                                              -------       -------
          Total accumulated other comprehensive loss                          $ (46.1)      $ (61.5)
                                                                              =======       =======

8.    COMMITMENTS AND CONTINGENCIES

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer for approximately $50.0 million. The carrying value of the mine at 30 September 2002 is $0.7 million. In September 2002, the Company agreed to consent to the developer's assignment of its interest in the agreement to another third party developer. Concurrent with the transfer, the 28 June 2001 agreement was amended by all parties to, among other things, provide for liquidated damages in the amount of $7.5 million should the sale of the gypsum mine property not close on 14 March 2003. The liquidated damages consist of a non-refundable deposit in the amount of $4.5 million that was received by the Company on 2 October 2002 and $3.0 million that would be paid to the Company on 14 March 2003 should the sale not close.

As a result of the completion of the sale of its Gypsum business on 25 April 2002, the Company is not technically in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements. The Company is currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

9.    SUBSEQUENT EVENT

In July 2002, a capital return of the Euro equivalent of US 20 cents per share, rounded upwards to the nearest whole Euro cent, was approved by the Board of Directors and shareholders. The capital return is contingent upon the Company receiving the necessary Dutch regulatory approval. On 7 October 2002, the Company received Dutch

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as "we," "us," or "our," the term "NZ$" refers to New Zealand dollars and the term "PHP" refers to Philippine pesos.

This report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

THREE MONTHS ENDED 30 SEPTEMBER 2002 COMPARED TO THREE MONTHS ENDED 30 SEPTEMBER 2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 34% compared to the same quarter of the previous year, from $155.5 million to $207.6 million. Net sales from USA Fibre Cement increased 36% from $114.1 million to $154.7 million due to continued growth in sales volumes. Net sales from Asia Pacific Fibre Cement increased 25% from $40.2 million to $50.4 million due to higher sales volumes. Net sales from Other Fibre Cement increased 108% from $1.2 million to $2.5 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement Sales

Sales revenue increased 36% from $114.1 million to $154.7 million. Sales volume increased 34% from 252.5 million square feet to 337.7 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales from the Cemplank operations acquired in December 2001. Buoyed by low mortgage rates, housing market activity remained healthy during the quarter despite a softening in consumer confidence. There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments, and in both the southern and northern regions of the country. In the northern region, further market share was taken from the dominant siding material, vinyl. Market penetration strategies in the north, including the "Why Settle for Vinyl?" marketing campaign, helped to build awareness of our products' attributes among the region's builders, distributors and homeowners, and led to increased demand. Strategies for further growth in the southern region, including an increased focus on repair and remodel markets and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood. In the interior cement board market, sales of Hardibacker 500(TM), our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly, increasing 70% compared to the same quarter of the previous year. Other higher-priced, differentiated products, including vented soffits, Heritage(R) panels and the ColorPlus(TM) Collection of pre-finished siding, all recorded strong sales for the quarter. The average selling price increased 1% compared to the same quarter of the previous year from $452 per thousand square feet to $458 per thousand square feet. The higher price was due to an increased proportion of sales of higher-priced, differentiated products, partly offset by sales from our Cemplank operations that have historically been at lower selling prices. The average selling price of $458 per thousand square feet increased $9 or 2% compared to the previous quarter of this fiscal year. During the quarter, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru, Illinois plant, we began to manufacture products on a newly commissioned second production line in September. On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a $15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement Sales

Sales revenue for this segment increased 25% from $40.2 million to $50.4 million. Sales volume increased 14% from 83.5 million square feet to 95.5 million square feet.

Australia Fibre Cement Sales

Sales revenue increased 28% from $25.6 million to $32.8 million. In local currency, the increase was 20%. The growth in sales revenue was due to a 21% increase in sales volume, from 56.2 million square feet to 68.1 million square feet. This was partially offset by a 1% decrease in the average selling price due to aggressive pricing in the FRC Pipes business. Buoyant market conditions helped provide strong growth in sales volume and revenue. Robust levels of residential building activity continued to be fuelled by low interest rates, a relatively strong economy and the Government's First Home Buyers Scheme. New housing approvals started to slow during the quarter, but did not impact demand due to the 3-6 month lag between the start of house construction and the sale of our products. During the quarter, we relocated our corrugate production line, which manufactures HardiFence(TM), from Perth to Brisbane.

New Zealand Fibre Cement Sales

Sales revenue increased 40% from $9.6 million to $13.4 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, sales revenue increased 24%. Sales volume increased 22% from 9.4 million square feet to 11.5 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, high inflation in house selling prices and a stronger economy. Residential construction for the quarter increased 26% compared to the same period last year. Our new Linea(R) weatherboard cladding range of products continued to penetrate its targeted markets during the quarter, taking market share from alternative products such as brick. Linea(R) is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards. Sales of Linea(R) increased 170% over the previous quarter of this fiscal year. In the non-residential building market, sales of panel products such as Hardipanel(TM) Titan and Hardipanel(TM) Compressed sheet were up strongly, growing approximately 150% compared to the same quarter of last year.

Philippines Fibre Cement Sales

Sales revenue decreased by 18% from $5.1 million to $4.2 million. In local currency, sales revenue decreased 17%. This was due primarily to a 10% decrease in sales volume compared to the same quarter of the previous year, from 17.9 million square feet to 16.1 million square feet, due to weaker export sales. Domestic sales increased compared to the same period last year as we continued to penetrate the building boards market, taking further market share from the main competing material, plywood. HardiFlex(R) lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex(R) 4.5mm, used in ceiling and internal wall applications. During the quarter, we launched our first plank product, Hardiplank(TM) Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects. The average net selling price decreased 8% compared to the same quarter of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement Sales

Chile Fibre Cement Sales

Our Chilean operation, which began commercial production in March 2001, continued to penetrate the market at its targeted rate. Despite deterioration in market conditions during the quarter, sales revenue and volumes were significantly better than the same quarter of last year and higher than the previous quarter of this year. A larger than normal decline in construction activity associated with winter weather conditions, and the impact of regional economic instability were responsible for the weaker market conditions. The business also moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and textured panels and planks, for exterior cladding, both of which are being targeted at larger scale builders working mainly in the social housing segment. Strong sales growth continued for EconoBoard(TM), which is targeted to builders of small-scale homes and additions and the "Do-It-Yourself" market distributed through retail stores, and Duraboard(TM), which is targeted at the social housing segment. Highly competitive market conditions and aggressive pricing strategies continued during the quarter. Despite this, the average selling price increased compared to both the previous quarter of the current year and the same quarter of the previous year due to the inclusion of higher-priced, differentiated products.

USA FRC Pipes Sales

Our FRC Pipes business continued to penetrate the south-east market of the United States. Sales revenue doubled and volume nearly doubled for this quarter compared to the first quarter of this year. Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. The current product range of 12" to 36" diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30" to 36") were particularly strong during the quarter. We estimate that our share of the large diameter drainage pipes segment in the south-east has risen to 10%, from an estimated 4% in the same period of last year, and 6% in the previous quarter of this fiscal year. Competitors have reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 15% compared to the same quarter of the previous year. This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved. The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 37% from $55.8 million to $76.4 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 0.9 of a percentage point to 36.8%. USA Fibre Cement gross profit increased 39% due to higher sales volumes, higher selling prices and lower unit cost of sales. The gross profit margin increased 0.9 of a percentage point. Asia Pacific Fibre Cement gross profit increased 28% following strong improvements from Australia Fibre Cement and New Zealand Fibre Cement. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 0.7 of a percentage point.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 38% compared to the same quarter last year, from $28.9 million to $40.0 million. This increase was due mainly to the funding of growth initiatives in the USA and Europe, and increased bonus accruals in line with the significant improvement in operating profit. SG&A expenses were 0.7 of a percentage point higher as a percentage of sales, at 19.3%.

Research and Development (R&D) Expenses

Research and development includes costs associated with `core' research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as `corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs increased 21% to $2.3 million due to increased project costs and intellectual property costs. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 50% to $2.1 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses this quarter. In the same quarter of the previous year there was a charge of $9.1 million. This included a $4.4 million charge due to a decrease in the fair value of the pulp hedge contract that is required to be marked to market each quarter due to the implementation of a new US accounting standard on 1 April 2001, and $4.7 million relating to the corporate reorganisation.

EBIT (Operating Profit)

EBIT before restructuring and other operating expenses increased 35%, from $26.9 million to $36.4 million. The EBIT margin before restructuring and other operating expenses increased 0.2 of a percentage point compared to the same period last year, to 17.5%. There were no charges for restructuring and other operating expenses in the quarter. As a result, EBIT increased 104% from $17.8 million to $36.4 million. The EBIT margin increased 6.1 percentage points. USA Fibre Cement EBIT increased 44% from $28.2 million to $40.7 million due to strong sales volume growth driven by increased primary demand for fibre cement, higher average selling prices, lower unit cost of sales resulting from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 1.6 percentage points to 26.3%. Australia Fibre Cement EBIT increased 32% from $5.6 million to $7.4 million. In local currency, the increase was 24%. The stronger EBIT performance was due to higher sales volumes and lower unit cost of sales. The EBIT margin increased 0.7 of a percentage point to 22.6%. New Zealand Fibre Cement EBIT increased 20% from $1.5 million to $1.8 million. In local currency, the increase was 9%. The increase was primarily due to higher sales revenue and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin decreased 2.2 percentage points to 13.4%. Our Philippines business recorded a small operating loss of $0.3 million for the quarter compared to a small profit in each of the previous two quarters. The loss was due to lower sales volumes and a decrease in manufacturing performance at the Philippines plant. The business was cash flow positive for the quarter. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up. General corporate costs decreased by $5.0 million from $13.2 million to $8.2 million. This decrease was primarily due to a $3.4 million charge related to our corporate restructuring and a $4.4 million charge for a decrease in the fair value of the pulp hedge contract incurred in the second quarter of the previous year, and not repeated in this quarter. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense decreased 39% from $4.1 million to $2.5 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by $6.5 million from $3.7 million to $10.2 million, in line with the increase in profits.

Operating Profit (Income) from Continuing Operations

Income from continuing operations increased by $13.0 million from $10.5 million in the second quarter of the previous year to $23.5 million in this quarter.

SIX MONTHS ENDED 30 SEPTEMBER 2002 COMPARED TO SIX MONTHS ENDED 30 SEPTEMBER
2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the first six months of the current fiscal year versus the first six months of the prior fiscal year.

Total Net Sales

Total net sales increased 34% compared to the same period of the previous year, from $304.1 million to $407.8 million. Net sales from USA Fibre Cement increased 36% from $225.3 million to $307.2 million due to continued growth in sales volumes. Net sales from Asia Pacific Fibre Cement increased 26% from $76.8 million to $96.7 million due to higher sales volumes. Net sales from Other Fibre Cement increased 95% from $2.0 million to $3.9 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement Sales

Sales revenue increased 36% from $225.3 million to $307.2 million. Sales volume increased 36% from 496.5 million square feet to 677.5 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales from the Cemplank operations acquired in December 2001. Buoyed by low mortgage rates, housing market activity remained healthy during the period, despite a softening in consumer confidence. There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country. In the northern region, further market share was taken from the dominant siding material, vinyl. Market penetration strategies in the north, including the "Why Settle for Vinyl?" marketing campaign, helped to build awareness of our product's attributes among the region's builders, distributors and homeowners, and led to increased demand. Strategies for further growth in the southern region, including an increased focus on repair and remodel markets and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood. In the interior cement board market, sales of Hardibacker 500(TM), our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly compared to the same period of the previous year. Sales also increased markedly for Harditrim(TM), vented soffits and Heritage(R) panels and the ColorPlus(TM) Collection of pre-finished siding. The average selling price decreased by $1 compared to the same period of the previous year from $454 per thousand square feet to $453 per thousand square feet due to sales from our Cemplank operations that have historically been at lower selling prices. During the period, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly commissioned second production line in September. On October 22, 2002, we announced that our Blandon, Pennsylvania plant will undergo a $15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement Sales

Sales revenue for this segment increased 26% from $76.8 million to $96.7 million. Sales volume increased 16% from 158.2 million square feet to 182.9 million square feet.

Australia Fibre Cement Sales

Sales revenue increased 26% from $48.8 million to $61.5 million. In local currency, the increase was 18%. The growth in sales revenue was due to a 19% increase in sales volume, from 107.1 million square feet to 127.6 million square feet. This was partially offset by a 1% decrease in the average selling price due to aggressive pricing in the FRC Pipes business. Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyer's Scheme. The robust trading conditions led to higher sales for most products in most markets. New housing approvals started to slow during the second half of the period, but this did not impact demand, as there is a 3-6 month lag between the start of house construction and the sale of our products. During the period, we relocated our corrugate production line, which manufactures HardiFence(TM), from Perth to Brisbane.

New Zealand Fibre Cement Sales

Sales revenue increased 41% from $18.7 million to $26.3 million due to an increase in sales volume and a slight increase in the average selling price. In local currency, sales revenue increased 25%. Sales volume increased 22% from
18.1 million square feet to 22.1 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, high inflation in house selling prices and a stronger economy. Residential construction for the first half of the fiscal year increased 24% compared to the same period last year. The new Linea(R) weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea(R) is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Despite the non-residential building market being weaker this period compared to the same period last year, sales of panel products such as Hardipanel(TM) Titan and Hardipanel(TM) Compressed sheet were up strongly during the period compared to the same period last year.

Philippines Fibre Cement Sales

Sales revenue decreased by 4% from $9.3 million to $8.9 million. In local currency, sales revenue decreased 5%. This was due to a decrease in the average net selling price. Sales volume increased 1% compared to the same period of the previous year, from 33.0 million square feet to 33.4 million square feet due to increased demand in the domestic building board market, mostly offset by weaker export sales. We continued to penetrate the domestic building boards market during the period, taking further share from the main competing material, plywood. Strong demand for HardiFlex(R) lite, a thinner, lighter sheet designed for ceiling applications, and Hardiflex(R) 4.5mm, used in ceiling and internal wall applications, continued during the period. During the period we launched our first plank product, Hardiplank(TM) Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects. The average net selling price decreased 6% compared to the same period of the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement Sales

Chile Fibre Cement Sales

Our Chilean operation, which began commercial production in March 2001, continued to penetrate the market at its targeted rate. Despite deterioration in market conditions during the period, sales revenue and volumes were significantly better than the same period of last year. A larger than normal decline in construction activity in the second half of the period associated with winter weather conditions and the impact of regional economic instability were responsible for the weaker market conditions. The business also moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and textured panels and planks, for exterior cladding, both of which are targeted at larger scale builders working mainly in the social housing segment. Strong sales growth continued for EconoBoard(TM), which is targeted to builders of small-scale homes and additions and the "Do-It-Yourself" market distributed through retail stores, and Duraboard(TM), also targeted to the social housing segment. Highly competitive market conditions and aggressive pricing strategies continued during the period. Despite this, sales of higher-priced, differentiated products helped increase the average selling price compared to the same period last year.

USA FRC Pipes Sales

Our FRC Pipes business continued to penetrate the south-east market of the United States and improve its operational efficiencies. Sales revenue and volumes more than doubled compared to the same period last year. Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. The current product range of 12" to 36" diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30" to 36") continued to grow strongly, in particular, during the second half of the period. We estimate that our share of the large diameter drainage pipes in the south-east has lifted to 10%. Competition has reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 19% compared to the same period of the previous year. This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved. The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 45% from $101.6 million to $147.5 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 2.8 percentage points to 36.2%. USA Fibre Cement gross profit increased 44% due to higher sales volumes and lower unit cost of sales. The gross profit margin increased 2.0 percentage points. Asia Pacific Fibre Cement gross profit increased 43% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 4.4 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 22% compared to the same period last year from $61.4 million to $75.2 million. This increase was mainly due to the funding of growth initiatives in the USA and Europe and an increase in bonus accruals in line with the significant improvement in operating profit. However, SG&A expenses were 1.8 percentage points lower as a percentage of sales at 18.4%.

Research and Development (R&D) Expenses

Research and development includes costs associated with `core' research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as `corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs were flat at $4.1 million compared to the same period in the prior year. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 20% to $3.6 million, reflecting a greater number of projects in the development and commercialisation phase.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses in the current period. In the same period of the previous year, there was a charge of $11.1 million. This included a $6.4 million charge for the decrease in the fair value of the company's pulp hedge contract, required to be marked to market each quarter due to the implementation of a new US accounting standard on 1 April 2001, and $4.7 million relating to the corporate reorganisation.

EBIT (Operating Profit)

EBIT before restructuring and other operating expenses increased 80% from $40.2 million to $72.3 million. The EBIT margin before restructuring and other operating expenses increased 4.6 percentage points compared to the same period last year, to 17.8%. There were no charges for restructuring and other operating expenses in the period. As a result, EBIT increased 148% from $29.1 million to $72.3 million. The EBIT margin increased 8.3 percentage points. USA Fibre Cement EBIT increased 52% from $52.4 million to $79.5 million due to strong sales volume growth driven by increased primary demand for fibre cement, lower unit cost of sales from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 2.6 percentage points to 25.9%. Australia Fibre Cement EBIT increased 57% from $8.8 million to $13.8 million. In local currency, the increase was 47%. The stronger EBIT performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 4.4 percentage points to 22.4%. New Zealand Fibre Cement EBIT increased 44% from $2.5 million to $3.6 million. In local currency, the increase was 31%. The increase was primarily due to higher sales revenue and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 0.3 of a percentage point to 13.7%. Our Philippines business recorded a small operating loss of $0.2 million for the half year. The loss was primarily due to a decrease in manufacturing performance at the Philippines plant in the second quarter. The business was cash flow positive for the period. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up. General corporate costs decreased by $9.6 million from $24.3 million to $14.7 million. This decrease was primarily due to a $4.7 million charge related to our corporate restructuring and a $6.4 million charge for a decrease in the fair value of the pulp hedge contract incurred in the six months ended 30 September 2001, and not repeated in the current period. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

Net Interest Expense

Net interest expense decreased 43% from $9.4 million to $5.4 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by $15.6 million from $4.9 million to $20.5 million, in line with the increase in profits.

Operating Profit (Income) from Continuing Operations

Income from continuing operations increased by $32.4 million from $14.1 million in the six months ended 30 September 2001 to $46.5 million in the current period.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net profit from discontinued operations of $54.0 million in the current period, primarily due to the sale of our Gypsum operations.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of $321.8 million as of 30 September 2002. This amount will decrease after the following have been paid: the shareholder approved capital return of the Euro equivalent of 20 cents per share, rounded upwards to the nearest whole Euro cent; the dividend declared of US 5.0 cents per share; taxes on the gain on sale of our Gypsum operations, which is being paid over four instalments; and an estimated prepayment of $60.0 million of notes and any make-whole payments of approximately $5.0 million to $6.0 million ($3.1 million to $3.7 million after tax). At 30 September 2002, we also had credit facilities totalling $458.4 million of which $231.1 million was outstanding.

                                                                         EFFECTIVE INTEREST                            PRINCIPAL
                                                                              RATE AT          TOTAL FACILITY AT     OUTSTANDING AT
DESCRIPTION                                                              30 SEPTEMBER 2002     30 SEPTEMBER 2002   30 SEPTEMBER 2002
-----------                                                              -----------------     -----------------   -----------------
                                                                                              (In millions of US$)
US$ notes, fixed interest, repayable annually in varying
tranches from 2004 through 2013 ........................................       7.09%              $  225.0            $  225.0

A$ revolving loan, can be drawn down in either US$ or A$,
variable interest based on US$ LIBOR or A$ bank bill rate
plus margin, can be repaid and redrawn until maturity, where
$87.2 has a maturity of November 2005, with the extension of
the balance still in process ...........................................       N/A                   108.9                  --

US$ stand-by loan, can be drawn down in either US$ or A$,
variable interest based on US$ LIBOR or A$ bank bill rate
plus margin, until maturity, where $102.5 has a maturity of
October 2003, with the extension of the balance still in process .......       N/A                   117.5                  --

US$ line of credit, can be drawn down in Chilean Pesos,
variable interest based on Chilean Tasa Activa Bancaria rate
plus margin, maturity December 2003 ....................................       5.52%                   7.0                 6.1
                                                                                                   -------              ------
         Total .........................................................                           $ 458.4              $231.1
                                                                                                   =======              ======

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

Cash Flow

Net operating cash inflows increased by $56.3 million to $72.6 million for the six months ended 30 September 2002 compared to the same period in the prior year. The increase in cash flow was primarily due to the increase in operating profit in this period, excluding the gain on disposal of our Gypsum business.

Net investing activities produced a cash inflow of $310.6 million for the six months ended 30 September 2002 compared to a cash outflow of $33.3 million for the same period in the prior year. The six-month period ended 30 September 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced a cash outflow of $93.4 million for the six months ended 30 September 2002 compared to a cash inflow of $28.7 million for the same period in the prior year. The cash outflow in the current period was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002. In the same period last year, proceeds from the issuance of shares more than offset the net repayment of borrowings and payment of a dividend.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our six months ended 30 September 2002, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

                                                               US$           A$          NZ$       Other (1)
                                                               ---           --          ---       ---------
        Net sales ........................................     75.9%        15.1%        6.4%        2.6%
        Cost of goods sold ...............................     77.9%        13.0%        6.2%        2.9%
        Expenses .........................................     64.5%        25.6%        6.8%        3.1%
        Liabilities (excluding borrowings) ...............     57.7%        36.8%        3.7%        1.8%

         (1)  Comprised primarily of Philippine Pesos and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 September 2002, there were no such material contracts outstanding.

INTEREST RATE RISK

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 September 2002, 97% of our borrowings were fixed-rate and 3% variable-rate, as compared to 68% of our borrowings at a fixed rate and 32% at a variable rate at 31 March 2002. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the six months ended 30 September 2002, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 September 2002, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 September 2002, all of our fixed-rate borrowings were denominated in U.S. dollars.

              FUTURE PRINCIPAL REPAYMENTS BY EXPECTED MATURITY DATE
                 (IN MILLIONS OF US DOLLARS, EXCEPT PERCENTAGES)

                                              FOR THE YEARS ENDED 31 MARCH
                                       -----------------------------------------------
                                       2002      2003       2004      2005        2006      THEREAFTER      TOTAL    FAIR VALUE
                                       ----      ----       ----      ----        ----      ----------      -----    ----------
Fixed rate debt                         --        --         --      $ 24.0     $ 35.0         $166.0       $225.0     $227.5
Weighted-average interest rate          --        --         --        6.86%      6.92%          7.16%        7.09%        --
Variable rate debt                      --        --         --          --         --             --           --         --
Weighted-average interest rate          --        --         --          --         --             --           --         --

COMMODITY PRICE RISK

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.